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OneLink, Inc.

Exhibit 11

Computation of Net Loss Per Common Share

    Net loss per common share is calculated based on the net loss for the respective period and the weighted average number of common shares outstanding during the period. Common stock equivalents (options and warrants) are anti-dilutive for the three months ended March 31, 2001 and 2000.

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OneLink, Inc. Exhibit 11